SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/DCGG Rua da Quitanda, 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 994, 10.31.2023 DEL-179, 10.31.2023

CERTIFICATE
MINUTES OF THE NINEHUNDRED AND NINETY-FOURTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ nº 00001180/0001-26

This is to certify, for all due purposes, that the 994th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed at 3:15pm of the thirty first day of October of the year two thousand and twenty-three, as per the call notice by the Chairman through electronic mail in accordance with Article 25, paragraph 4th, of the Company’s by-laws. The board meeting was held via video conference. Mr. VICENTE FALCONI CAMPOS (VFC) took the presidency of the meeting. Board Members IVAN DE SOUZA MONTEIRO (ISM), CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), MARCELO DE SIQUEIRA FREITAS (MSF), FELIPE VILLELA DIAS (FVD), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP), and PEDRO BATISTA DE LIMA FILHO (PBL) attended the meeting via videoconference. There was no record of absence from the meeting, thus understood as the non-participation in any segment of the conclave. The virtual council was secretariat by the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ) with the support of the Superintendent of Governance BRUNO KLAPPER LOPES (BKL). INSTRUCTION: the supporting material was made available to the Board Members through the Governance Portal. INSTALLATION AND DELIBERATION QUORUMS: In accordance with the Article 25, “caput”, of the Company’s by-laws, the deliberations of this conclave must occur in the presence of the majority of its members, and its deliberations must be made, as a general rule, by the majority of those present, except for the cases of qualified quorum specified in Article 26 of the Company’s by-laws. The meeting was held with the presence of nine members, in compliance with the minimum quorum of five members to initiate the meeting, and the minimum quorum of five members for decision-making, except in cases where there is an explicit registration of a change in the quorum of those present at the time of the deliberation. The prior declaration of conflict of interest by the Board Member and/or his/her momentary absence from the conclave imply its subtraction for the purposes of calculating the respective minimum quorum.

Resolution DEL-179/2023, of 10.31.2023. Secondary follow-on public offering of preferred shares issued by CTEEP – Companhia de Transmissão de Energia Elétrica Paulista held by Eletrobras.

CA/DCGG Rua da Quitanda, 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 994, 10.31.2023 DEL-179, 10.31.2023

The Board of Directors of Eletrobras, in the exercise of its duties, and embodied in the rapporteur's exhibition, DECIDED to: 1. Authorize the sale of preferred shares issued by CTEEP – Companhia de Transmissão de Energia Elétrica Paulista held by Eletrobras (the “Shares”) through a secondary follow-on of the Shares in Brazil to be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários or “CVM”) in compliance with the applicable regulations (the “Offering”). 2. Approve the engagement of Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., of Banco Itaú BBA S.A., of Banco Safra S.A., of XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., and/or its affiliates to act as placement agents of the Offering, pursuant to the applicable regulations (the “Agents”). 3. Delegate to the CEO of Eletrobras, together with the Executive Vice-President of Strategy and Business Development (“VED”), the authority to approve execution of the Offering, and also to approve its terms and conditions.- Deliberative quorum: Unanimity.Closing and drafting of the minutes certificate: The material related to the deliberations held at this Board of Directors's meeting is filed at the Company's headquarters. With nothing more to discuss on the subject, Chairman VFC closed the related work and ordered the Secretary of Governance to draft this Certificate which, after being read and approved, will be signed by the Secretary of Governance. Other items of the agenda dealt with in this Board of Directors' meeting were omitted from this certificate, out of legitimate caution, supported by the duty of confidentiality of the Management, according to the "caput" of article 155 of Law No. 6,404/76, as amended, since they relate to interests merely internal to the Company, and, therefore, the Article 142, paragraph 1, of the aforementioned Law is not applicable. Attendees: Chairman VICENTE FALCONI CAMPOS; Board Members CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Secretary of Governance: FERNANDO KHOURY FRANCISCO JUNIOR. This certificate is drafted and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Secretary of Governance of Eletrobras.

Rio de Janeiro, October 31, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR
Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.